SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

KAISER VENTURES LLC

(Name of Subject Company (Issuer))

KAISER VENTURES LLC

(Name of Filing Person (Offeror))

CLASS A UNITS

(Title of Class Securities)

483101101

(CUSIP Number of Class of Securities)

Richard E. Stoddard

Chief Executive Officer

Kaiser Ventures LLC

3633 East Inland Empire Boulevard, Suite 480

Ontario, California 91764

(909) 483-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Theodore E. Guth, Esq.

Manatt, Phelps & Phillips, LLP

11355 West Olympic Boulevard

Los Angeles, California 90064

(310) 312-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$630,000	$24.76

*	Previously paid. See below. For purposes of calculating the filing fee only, this amount is based on the purchase of 700,000 outstanding Class A Units at the tender offer price of $.90 per Unit.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $24.76 Filing Party: Kaiser Ventures LLC

Form or Registration No.: 005-81572 Date Filed: October 15, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

(AMENDMENT NO. 2)

This Amendment No. 2 (the “Amendment”) to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) on October 15, 2008 by Kaiser Ventures LLC (“Kaiser”), as amended by Amendment No. 1 to the Schedule TO filed with the SEC on October 29, 2008 (together, the “Schedule TO”). The Schedule TO relates to the offer by Kaiser of up to 700,000 Class A units (the “Units”) at $.90 per Unit (the “Offer to Purchase”).

Except as amended and supplemented hereby, all terms of the Offer to Purchase, the Company Offer (as defined in the Offer to Purchase) and all disclosures set forth in the Schedule TO and the Exhibits and schedules thereto remain unchanged.

This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

AMENDMENTS

The following sections of the Offer to Purchase filed as Exhibit 99.(A)(1)(I) of the Schedule TO are hereby amended and restated as follows:

FORWARD-LOOKING STATEMENTS

The second paragraph in the “FORWARD-LOOKING STATEMENTS” section of the Offer to Purchase is hereby amended and restated in its entirety as follows:

IN ADDITION, PLEASE REFER TO OUR ANNUAL REPORT ON FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007, AND OUR QUARTERLY REPORTS ON FORM 10-QSB FOR THE QUARTERS ENDED MARCH 31, 2008, JUNE 30, 2008 AND SEPTEMBER 30, 2008, AS WELL AS OUR CURRENT REPORTS ON FORM 8-K DATED SEPTEMBER 18, 2008 AND SEPTEMBER 24, 2008, EACH OF WHICH IS INCORPORATED BY REFERENCE HEREIN, FOR INFORMATION ON THESE AND OTHER RISK FACTORS. EXCEPT AS REQUIRED BY LAW, WE UNDERTAKE NO OBLIGATION TO MAKE ANY REVISIONS TO THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS DOCUMENT OR TO UPDATE THEM TO REFLECT EVENTS OR CIRCUMSTANCES OCCURRING AFTER THE DATE OF THIS DOCUMENT.

INCORPORATION BY REFERENCE.

The first paragraph under the “INCORPORATION BY REFERENCE” section of the Offer to Purchase is hereby amended and restated in its entirety as follows:

Kaiser’s annual report on Form 10-KSB for the fiscal year ended December 31, 2007, and its quarterly reports on Form 10-QSB for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008, its Current Reports on Form 8-K dated September 18, 2008 and September 24, 2008, and its Form 8-A12G dated December 21, 2001, all as filed with the SEC, are hereby incorporated herein by reference.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KAISER VENTURES LLC

Dated:	November 13, 2008

By:	/s/ Terry L. Cook
Name:	Terry L. Cook
Title:	Executive Vice President – General Counsel

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